UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                AMF BOWLING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03113V109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            DAVID J. GREENWALD, ESQ.
                              GOLDMAN, SACHS & CO.
                                 85 BROAD STREET
                               NEW YORK, NY 10004
                                 (212) 902-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 12, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.



                                                        SCHEDULE 13D

-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 2 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            THE GOLDMAN SACHS GROUP, L.P.

------------ ----- --------------------------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   /  /
                                                                                  (b)   /  /

------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            AF-OO
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                      /  /

------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            DELAWARE
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    870,000
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         30,052,743


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        870,000


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING
                                    30,052,743

   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     30,922,743
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /

------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     51.0%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     HC-PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                 2


                                                        SCHEDULE 13D

-----------------------------------------                                          ----------------------------------
CUSIP NO. 03113V109                                                                          Page 3 of 22
-----------------------------------------                                          ----------------------------------


------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            GOLDMAN, SACHS & CO.
------------ ----- --------------------------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  /  /
                                                                                     (b)  /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            AF-OO
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                         /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            NEW YORK
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         30,052,743


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING
                                    30,052,743

   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    30,052,743
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /

------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     50.3%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     BP-PN-IA
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                        SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
CUSIP NO. 03113V109                                                                          Page 4 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            GS CAPITAL PARTNERS II, L.P.
------------ ----- --------------------------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                     (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            WC
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                       /  /

------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            DELAWARE
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         19,317,476


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING
                                    19,317,476

   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     19,317,476
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /  /

------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     32.3%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                        SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 5 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            GS ADVISORS, L.P.
------------ ----- --------------------------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                     (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            AF
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                        /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            DELAWARE
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         19,317,476


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING
                                    19,317,476

   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     19,317,476
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                 /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     32.3%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                      SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 6 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            GS CAPITAL PARTNERS II OFFSHORE, L.P.
------------ ----- --------------------------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                     (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            WC
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                        /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            CAYMAN ISLANDS
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         7,679,488


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING
                                    7,679,488

   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     7,679,488
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     12.9%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                        SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 7 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            GS CAPITAL PARTNERS II (GERMANY) C.L.P.
------------ ----- --------------------------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                      (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            WC
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                         /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            GERMANY
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         712,530


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING
                                    712,530

   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     712,530
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     1.2%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                        SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 8 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            GS ADVISORS II (CAYMAN), L.P.
------------ ----- --------------------------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                      (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            AF
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                         /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            CAYMAN ISLANDS
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         7,679,488


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING
                                    7,679,488

   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     7,679,488
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     12.9%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                        SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 9 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            GOLDMAN, SACHS & CO. OHG
------------ ----- --------------------------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                      (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            AF
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                         /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            GERMANY
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         712,530


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING
                                    712,530

   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     712,530
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     1.2%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                        SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 10 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            STONE STREET FUND 1995, L.P.
------------ ----- --------------------------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                      (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            WC
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                         /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            DELAWARE
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         451,922


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING                       451,922


   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     451,922
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0.8%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                        SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 11 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            BRIDGE STREET FUND 1995, L.P.
------------ ----- --------------------------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                     (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            WC
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                         /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            DELAWARE
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         508,546


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING                       508,546


   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     508,546
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0.9%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                     SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 12 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            STONE STREET FUND 1996, L.P.
------------ ----- --------------------------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                     (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            WC
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                         /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            DELAWARE
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         772,645


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING                       772,645


   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     772,645
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     1.3%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                        SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 13 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            BRIDGE STREET FUND 1996, L.P.
------------ ----- --------------------------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                     (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            WC
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                        /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            DELAWARE
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         523,986


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING                       523,986


   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     523,986
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0.9%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     PN
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                        SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 14 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            STONE STREET VALUE CORP.
------------ ----- --------------------------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                     (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            AF
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                        /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            DELAWARE
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         960,468


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING                       960,468


   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     960,468
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     1.6%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     CO
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                        SCHEDULE 13D
-----------------------------------------                                          ----------------------------------
          CUSIP NO. 03113V109                                                                Page 15 of 22
-----------------------------------------                                          ----------------------------------

------------ ----- --------------------------------------------------------------------------------------------------
     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            STONE STREET EMPIRE CORP.
------------ ----- --------------------------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /  /
                                                                                     (b) /  /
------------ ----- --------------------------------------------------------------------------------------------------
     3             SEC USE ONLY
------------ ----- --------------------------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            AF
------------ ----- --------------------------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                                         /  /
------------ ----- --------------------------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            DELAWARE
------------ ----- --------------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                    0
    NUMBER OF
                   ------- ------------------------------------------------------------------------------------------
                     8     SHARED VOTING POWER
     SHARES                         1,296,631


  BENEFICIALLY
                   ------- ------------------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
    OWNED BY                        0


      EACH
                   ------- ------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
    REPORTING                       1,296,631


   PERSON WITH
------------------ ------- ------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,296,631
------------------ --------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /  /
------------------ --------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     2.2%
------------------ --------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                                     CO
------------------ --------------------------------------------------------------------------------------------------


                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          GS Capital Partners II, L.P. ("GS Capital II"), GS Capital Partners II Offshore, L.P. ("GS Offshore"), GS Capital Partners II Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1995, L.P. ("1995 Stone"), Stone Street Fund 1996, L.P. ("1996 Stone"), Bridge Street Fund 1995, L.P. ("1995 Bridge") and Bridge Street Fund 1996, L.P. ("1996 Bridge" and together with GS Capital II, GS Offshore, GS Germany, 1995 Stone, 1996 Stone and 1995 Bridge, the "Limited Partnerships"), Stone Street Value Corp. ("Stone Value"), Stone Street Empire Corp. ("Stone Empire"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, L.P. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors Cayman, GS oHG, Stone Value, Stone Empire and the Limited Partnerships, the "Filing Persons") hereby file this Amendment No. 1 (this "Amendment No. 1") to the Statement on Schedule 13D (the "Schedule 13D") filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of AMF Bowling, Inc., a Delaware corporation (the "Company"). (1) Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

 ITEM 2.  IDENTITY AND BACKGROUND.

          Item 2 is hereby amended and supplemented as follows:

          As of November 10, 1998, Goldman Sachs and GS Group may be deemed to beneficially own 29,966,593 shares of Common Stock through the Limited Partnerships. In addition, GS Group beneficially owns 870,000 shares of Common Stock pursuant to warrants (the "Warrants") to purchase, for $.01 per share, 870,000 shares of Common Stock. The Warrants are immediately exercisable and will expire on May 1, 2006. As of November 10, 1998, Goldman Sachs and GS Group may be deemed to beneficially own 86,150 shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group each disclaim beneficial ownership of (i) shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

          The name, business address, present principal occupation or employment and citizenship of each director of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Corp., GS L.L.C., GS Group and Goldman Sachs are set forth in amended Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship and each director and each executive officer of GS Advisors, Inc. and GS Advisors II, Inc., each a Delaware corporation and the sole general partner of GS Advisors and GS Advisors Cayman, respectively, are set forth in amended Schedules II-A-i and II-A-ii hereto respectively and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of Stone Value and Stone Empire are set forth in amended Schedule II-B-i and II-B-ii hereto respectively and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each Managing Director of Goldman, Sachs & Co. Finanz GmbH, which is the managing general partner of GS oHG, are set forth in amended Schedule II-C and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on amended
Schedule I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar

----------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

misdemeanors) or (ii) except as set forth in amended Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended and supplemented as follows:

          As of November 10, 1998, Goldman Sachs may be deemed to beneficially own 86,150 shares of Common Stock held by the Managed Accounts. No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of the Filing Persons, by any of the Persons listed on amended Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto during the past sixty days.

          The funds used to purchase shares of Common Stock for the Managed Accounts came from client funds.

 ITEM 4.  PURPOSE OF THE TRANSACTION.

          Item 4 is hereby amended and supplemented as follows:

     Each of the Filing Persons expects to continue to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the securities of the Company and its subsidiaries, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Filing Persons may purchase additional shares of Common Stock or debt securities of the Company and its subsidiaries or may sell debt or equity securities of the Company or its subsidiaries from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Company or its subsidiaries. Certain of the Filing Persons currently intend to make open market purchases of the Company's Zero Coupon Convertible Debentures due 2018 (the "Debentures") and/or the 12 1/4% Senior Subordinated Discount Notes due 2006 (the "Notes") depending on pricing and availability; however, there can be no assurance as to whether any of the Filing Persons will acquire such securities or, if such securities are acquired, the amount of securities so acquired. Any such purchases and sales may be effected at any time or from time to time (subject to any applicable limitations imposed on the sale of any of their securities by the Securities Act, and, in the case of sales by the Limited Partnerships, subject to the other restrictions described in Item 6, as amended by this amendment). Certain of the Filing Persons have had discussions with certain of the Other Investors regarding whether they would be interested in purchasing or causing to be purchased Debentures and /or Notes together with the Filing Persons. To the knowledge of each Filing Person, each of the persons listed on amended Schedule I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto may make the same evaluation.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated as follows:

          (a) As of November 10, 1998, GS Capital II may be deemed to own beneficially and directly, and its general partner, GS Advisors, may be deemed to own beneficially and indirectly, 19,317,476 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein.

          As of November 10, 1998, GS Offshore may be deemed to own beneficially and directly, and its general partner, GS Advisors Cayman, may be deemed to own beneficially and indirectly, 7,679,488 shares of Common Stock. GS Advisors Cayman disclaims beneficial ownership of the securities reported herein.

          As of November 10, 1998, GS Germany may be deemed to own beneficially and directly, and its managing partner, GS oHG, may be deemed to own beneficially and indirectly, 712,530 shares of Common Stock. GS oHG disclaims beneficial ownership of the securities reported herein.

          As of November 10, 1998, 1995 Stone may be deemed to own beneficially and directly, and its general partner, Stone Value, may be deemed to own beneficially and indirectly, 451,922 shares of Common Stock. Stone Value disclaims beneficial ownership of the securities reported herein.

          As of November 10, 1998, 1996 Stone may be deemed to own beneficially and directly, and its general partner, Stone Empire, may be deemed to own beneficially and indirectly, 772,645 shares of Common Stock. Stone Empire disclaims beneficial ownership of the securities reported herein.

          As of November 10, 1998, 1995 Bridge may be deemed to own beneficially and directly, and its managing general partner, Stone Value, may be deemed to own beneficially and indirectly, 508,546 shares of Common Stock. Stone Value disclaims beneficial ownership of the securities reported herein.

          As of November 10, 1998, 1996 Bridge may be deemed to own beneficially and directly, and its managing general partner, Stone Empire, may be deemed to own beneficially and indirectly, 523,986 shares of Common Stock. Stone Empire disclaims beneficial ownership of the securities reported herein.

          The Company has reported in its Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 1998 that there were 59,747,550 shares of Common Stock outstanding, as of October 23, 1998.

          Based on the foregoing, GS Capital II may be deemed to own beneficially and directly approximately 32.3%, GS Advisors may be deemed to own beneficially and indirectly approximately 32.3%, GS Offshore may be deemed to own beneficially and indirectly approximately 12.9%, GS Advisors Cayman may be deemed to own beneficially and indirectly approximately 12.9%, GS Germany may be deemed to own beneficially and directly approximately 1.2%, GS oHG may be deemed to own beneficially and indirectly approximately 1.2%, 1995 Stone may be deemed to own beneficially and directly approximately 0.8%, 1996 Stone may be deemed to own beneficially and directly approximately 1.3%, 1995 Bridge may be deemed to own beneficially and directly approximately 0.9%, 1996 Bridge may be deemed to own beneficially and directly approximately 0.9%, Stone Value may be deemed to own beneficially and indirectly approximately 1.6% and Stone Empire may be deemed to own beneficially and indirectly approximately 2.2%, in each case of the outstanding shares of Common Stock.

          As of November 10, 1998, Goldman Sachs and GS Group may be deemed to beneficially own the 29,966,593 shares of Common Stock beneficially owned by the Limited Partnerships. In addition, GS Group may be deemed to beneficially own 870,000 shares of Common Stock pursuant to the Warrants. The Warrants are immediately exercisable and will expire on May 1, 2006. A copy of the Warrant Agreement, dated as of May 1, 1996, between the Company and GS Group pursuant to which the Warrants were issued is filed as Exhibit (1) hereto and is incorporated herein by reference. In addition, Goldman Sachs and GS Group may be deemed to beneficially own at November 10, 1998, the 86,150 shares of Common Stock held in Managed Accounts. Based on such holdings, Goldman Sachs and GS Group may be deemed to have beneficially owned at November 10, 1998 approximately 50.3% and 51.0%, respectively, of the outstanding shares of Common Stock.

          Goldman Sachs and GS Group disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on amended Schedule I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto beneficially owns any shares of Common Stock other than as set forth herein.

          The Other Investors party to the Stockholders Agreement are comprised of investment funds affiliated with The Blackstone Group, Kelso & Company, Bain Capital Inc. and Citicorp North America, Inc. and certain directors, officers and other employees of the Company and its subsidiaries. Based on the information set forth in the Company's prospectus dated November 6, 1998, as of November 3, 1998, the Other Investors owned in the aggregate approximately 24.2% of the outstanding Common Stock.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 15 above.

          (c) No transactions in the Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on amended
Schedule I, Schedule II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the past sixty days.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e)      Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended and supplemented as follows:

     Stockholders Agreement. Pursuant to a Consent of Stockholders (the "Consent") dated as of November 12, 1998, each of the Stockholders party to the Stockholders Agreement and their affiliates, including the Filing Persons, are permitted to purchase, own, sell or trade notes or bonds of the Company or its subsidiaries. A copy of the Consent of Stockholders is filed as Exhibit (1) hereto and is incorporated herein by reference. Certain of the Filing Persons have had discussions with certain of the Other Investors regarding whether they would be interested in purchasing or causing to be purchased Debentures and /or Notes together with the Filing Persons.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1) Form of Consent of Stockholders, dated as of November 12, 1998, relating to the Stockholders Agreement by and among the Company, the Limited Partnerships and the other parties thereto, dated as of April 30, 1996.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 12, 1998



                                         GOLDMAN, SACHS & CO.


                                         By:       /s/  Richard Friedman
                                              Name:     Richard A. Friedman
                                              Title:    Managing Director



                                         THE GOLDMAN SACHS GROUP, L.P.
                                         By:   The Goldman Sachs Corporation,
                                               its general partner


                                         By:       /s/  Richard Friedman
                                              Name:     Richard A. Friedman
                                              Title:    Executive Vice President



                                         GS ADVISORS, L.P.
                                         By:   GS Advisors, Inc., its general
                                               partner


                                         By:       /s/  Richard Friedman
                                              Name:     Richard A. Friedman
                                              Title:    President



                                         GS ADVISORS (CAYMAN), L.P.
                                         By:   GS Advisors II, Inc., its general
                                               partner


                                         By:       /s/  Richard A. Friedman
                                              Name:     Richard A. Friedman
                                              Title:    President



                                         GS CAPITAL PARTNERS II, L.P.
                                         By:   GS Advisors, L.P., its general
                                               partner
                                         By:   GS Advisors, Inc., its general
                                               partner


                                         By:       /s/  Richard Friedman
                                              Name:     Richard A. Friedman
                                              Title:    President

                                         GS CAPITAL PARTNERS II OFFSHORE L.P.
                                         By:   GS Advisors II (Cayman), L.P.,
                                               its general partner
                                         By:   GS Advisors II, Inc., its general
                                               partner


                                         By:       /s/ Richard A. Friedman
                                             Name:     Richard A. Friedman
                                             Title:    President



                                         GS CAPITAL PARTNERS II GERMANY CIVIL
                                            LAW PARTNERSHIP (with limitation of
                                             liability)
                                         By:   Goldman, Sachs & Co. oHG,
                                                  its managing partner
                                         By:   Goldman, Sachs & Co. Finanz GmbH,
                                                  its managing partner


                                         By:       /s/ Richard A. Friedman
                                             Name:     Richard A. Friedman
                                             Title:    Attorney-in-Fact



                                         GOLDMAN, SACHS & CO. oHG
                                         By:   Goldman, Sachs & Co. Finanz GmbH,
                                                its managing partner


                                         By:       /s/ Richard A. Friedman
                                             Name:     Richard A. Friedman
                                             Title:    Attorney-in-Fact



                                         STONE STREET FUND 1995, L.P.
                                         By:   Stone Street Value Corp.,
                                                  its general partner


                                         By:       /s/ Richard A. Friedman
                                             Name:     Richard A. Friedman
                                             Title:    Vice President



                                         STONE STREET FUND 1996, L.P.
                                         By:   Stone Street Empire Corp.,
                                                 its general partner


                                         By:       /s/ Richard A. Friedman
                                             Name:     Richard A. Friedman
                                             Title:    Vice President

                                         BRIDGE STREET FUND 1995, L.P.
                                         By:   Stone Street Value Corp.,
                                                 its managing general partner


                                         By:       /s/ Richard A. Friedman
                                             Name:     Richard A. Friedman
                                             Title:    Vice President



                                         BRIDGE STREET FUND 1996, L.P.
                                         By:   Stone Street Empire Corp.,
                                                its managing general partner

                                         By:       /s/ Richard A. Friedman
                                             Name:     Richard A. Friedman
                                             Title:    Vice President



                                         STONE STREET VALUE CORP.


                                         By:       /s/ Richard A. Friedman
                                             Name:     Richard A. Friedman
                                             Title:    Vice President



                                         STONE STREET EMPIRE CORP.


                                         By:       /s/ Richard A. Friedman
                                             Name:     Richard A. Friedman
                                             Title:    Vice President

                                INDEX OF EXHIBITS


(1) Form of Consent of Stockholders, dated as of November 12, 1998, relating to the Stockholders Agreement by and among the Company, the Limited Partnerships and the other parties thereto, dated as of April 30, 1996.

                                                     SCHEDULE I
                                                     ----------

          The name of each director of The Goldman Sachs Corporation and The
     Goldman, Sachs & Co. L.L.C. and of each member of the executive committees of The Goldman Sachs Corporation, The Goldman Sachs & Co. L.L.C., The
     Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

          The business address of each person listed below except John L.
     Thornton is 85 Broad Street, New York, NY 10004. The business address of
     John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.

         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Roy J. Zuckerberg

         Robert J. Hurst

         John A. Thain

         John L. Thornton

                                                  SCHEDULE II-A-i
                                                  ---------------

          The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS
     Advisors, L.P., which is the sole general partner of GS Capital Partners
     II, L.P., are set forth below.

          The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street,
     New York, New York 10004. The business address of Henry Cornell is 3 Garden
     Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet
     Street, London EC4A 2BB, England.

          All executive officers and directors listed below are United States citizens.


 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------

 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Cogan                      Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 Eve M. Gerriets                         Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 C. Douglas Fuge                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President                         Vice President of Goldman, Sachs & Co.

                                                  SCHEDULE II-A-ii
                                                  ----------------

               The name, position and present principal occupation of each director and executive officer of GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

               The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad
          Street, New York, New York 10004. The business address of Henry
          Cornell is 3 Garden Road, Hong Kong. The business address of Barry S.
          Volpert is 133 Fleet Street, London EC4A 2BB, England.

               All executive officers and directors listed below are United
          States citizens.


 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------

 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Cogan                      Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 Eve M. Gerriets                         Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 C. Douglas Fuge                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President                         Vice President of Goldman, Sachs & Co.

                                                  SCHEDULE II-B-i
                                                  ---------------

               The name, position and present principal occupation of each director and executive officer of Stone Street Value Corp., the sole general partner of Stone Street Fund 1995, L.P. and the managing general partner of Bridge Street Fund 1995, L.P., are set forth below.

               The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

               All executive officers and directors listed below are United
          States citizens.


Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Richard A. Friedman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Jeffrey B. Goldenberg                   Director/Vice President                 Managing Director of Goldman, Sachs & Co.

William J. McMahon                      Director/Vice President                 Vice President of Goldman, Sachs & Co.

Dinakar Singh                           Director/Vice President                 Vice President of Goldman, Sachs & Co.

Jonathan L. Kolatch                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Eric M. Mindich                         Director/Vice President/Treasurer       Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                          Director/Vice President                 Limited Partner of The Goldman Sachs Group, L.P.

Peter M. Sacerdote                      Director/Chairman/C.E.O./President      Limited Partner of The Goldman Sachs Group, L.P.

David J. Greenwald                      Vice President                          Vice President of Goldman, Sachs & Co.

Esta E. Stecher                         Vice President                          Managing Director of Goldman, Sachs & Co.

Richard A. Yacenda                      Vice President                          Vice President of Goldman, Sachs & Co.

C. Douglas Fuge                         Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Eve M. Gerriets                         Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Katherine B. Enquist                    Vice President                          Vice President of Goldman, Sachs & Co.

Raanan A. Agus                          Director/Vice President                 Vice President of Goldman, Sachs & Co.

Richard J. Stingi                       Vice President                          Vice President of Goldman, Sachs & Co.

                                                 SCHEDULE II-B-ii
                                                 ----------------

               The name, position and present principal occupation of each director and executive officer of Stone Street Empire Corp., the sole general partner of Stone Street Fund 1996, L.P. and the managing general partner of Bridge Street Fund 1996, L.P., are set forth below.

               The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

               All executive officers and directors listed below are United
          States citizens.


Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Richard A. Friedman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Jeffrey B. Goldenberg                   Director/Vice President                 Managing Director of Goldman, Sachs & Co.

William J. McMahon                      Director/Vice President                 Vice President of Goldman, Sachs & Co.

Dinakar Singh                           Director/Vice President                 Vice President of Goldman, Sachs & Co.

Jonathan L. Kolatch                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Eric M. Mindich                         Director/Vice President/Treasurer       Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                          Director/Vice President                 Limited Partner of The Goldman Sachs Group, L.P.

Peter M. Sacerdote                      Director/Chairman/C.E.O./President      Limited Partner of The Goldman Sachs Group, L.P.

David J. Greenwald                      Vice President                          Vice President of Goldman, Sachs & Co.

Esta E. Stecher                         Vice President                          Managing Director of Goldman, Sachs & Co.

Richard A. Yacenda                      Vice President                          Vice President of Goldman, Sachs & Co.

C. Douglas Fuge                         Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Eve M. Gerriets                         Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Katherine B. Enquist                    Vice President                          Vice President of Goldman, Sachs & Co.

Raanan A. Agus                          Director/Vice President                 Vice President of Goldman, Sachs & Co.

Richard J. Stingi                       Vice President                          Vice President of Goldman, Sachs & Co.

                                                   SCHEDULE II-C
                                                   -------------

               The name, position and present occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

               The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

               Of the directors and executive officers listed below, Scott B.
          Kapnick is a United States citizen, Robert H. Jolliffe is a citizen of Great Britain, Paul M. Achleitner is a citizen of Austria, and Ernst
          E. Tschoeke and Stefan J. Jentzsch are citizens of Germany.

Name                                    Position                               Present Principal Occupation
-----------------------------------------------------------------------------------------------------------

Paul M. Achleitner                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Ernst E. Tschoeke                       Managing Director                       Executive Director of Goldman, Sachs & Co. oHG

Stefan J. Jentzsch                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Robert H. Jolliffe                      Managing Director                       Executive Director of Goldman, Sachs & Co. oHG

Scott B. Kapnick                        Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

                                                   SCHEDULE III
                                                   ------------


               In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of
          Section 15(b)(4)(E) of the Exchange Act.

               The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.